August 28, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

       Re: Indonesia Energy Corporation Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 21, 2019
           File No. 333-232894

Dear Mr. Huang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2019 letter.

Registration Statement on Form F-1 as Amended August 21, 2019

Notes to Consolidated Financial Statements
Supplementary Information for Oil and Gas Producing Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page F-28

1. We have read your response to comment 4 and note that the tabular summary of the future development costs used in your calculation of the standardized measure of discounted future net cash flows includes certain costs for G&G studies. The total amount of G&G costs shown in your response appear to be in excess of the amounts identified as legally binding obligations with respect to the Kruh Block KSO. Explain to us your basis for
 James J. Huang
Indonesia Energy Corporation Limited
August 28, 2019
Page 2
      including the additional G&G costs in your calculation of the standardized measure.
      Refer to the description of future development and production costs in FASB ASC 932-
      235-50-31b and the definitions of development costs and reserves in Rule 4-10(a)(7) and
      (a)(26) of Regulation S-X, respectively.
2. The disclosure accompanying the standardized measure indicates the future production and development costs used in the calculation include abandonment and site restoration costs. However, the tabular summary of the future development costs provided in response to comment 4 does not appear to include these costs, e.g. the costs shown as contractual obligations on page F-23 under the Kruh Block TAC through May 2020 or the costs to be incurred under the Kruh Block KSO beginning in May 2020. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.
        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff
Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters.
Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence,
Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameJames J. Huang
                                                          Division of
Corporation Finance
Comapany NameIndonesia Energy Corporation Limited
                                                          Office of Natural
Resources
August 28, 2019 Page 2
cc:       Lawrence Rosenbloom
FirstName LastName